UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 811-22554
                                CUSIP 92535C104

     (Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
           [ ] Form 10-Q and Form 10-QSB [ ] Form N-CEN [X] Form N-CSR

                       For Period Ended: September 30, 2022


                       [ ] Transition Report on Form 10-K

                       [ ] Transition Report on Form 20-F

                       [ ] Transition Report on Form 11-K

                       [ ] Transition Report on Form 10-Q

                For the Transition Period Ended: _______________


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION


                           Vertical Capital Income Fund
         ---------------------------------------------------------------
                            (Full Name of Registrant)


         ---------------------------------------------------------------
                           (Former Name if Applicable)

                            225 Pictoria Drive, Suite 450
         ---------------------------------------------------------------
                     (Address of Principal Executive Office)

                            Cincinnati, OH 45246
         ---------------------------------------------------------------
                           (City, State and Zip Code)

                       PART II - RULE 12b-25 (b) AND (c)

         If the subject report could not be filed out without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)       The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form
                  N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)       The accountant's statement or exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Registrant is unable to complete and file its Form N-CSR and transmit its annual report to shareholders for the fiscal year ended September 30, 2022, within the prescribed time period without unreasonable effort or expense as the Registrant's annual audit is still in progress. The Registrant has experienced a delay in receiving and evaluating the most recent service auditor report from one of its loan servicing vendors. The Registrant expects to file its Form N-CSR within the extension period of 15 days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended, and will transmit its annual report to shareholders upon completion of such report included in its Form N-CSR.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

              Destiny Poninski           214                 655-1600
         ---------------------     ---------------      ------------------
                (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No



(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or in the portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           Vertical Capital Income Fund
         ---------------------------------------------------------------
                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 9, 2022                /s/ Destiny Poninski
                                   -------------------------
                                   Name: Destiny Poninski
                                   Title: Treasurer